October 20, 2015

VIA EDGAR

Mr. Ethan Horowitz

Branch Chief—Office of Natural Resources

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E. Mail Stop 4628

Washington, D.C. 20549

Re:	Sunoco LP
Form 10-K for Fiscal Year Ended
December 31, 2014
Response Dated August 27, 2015
File No. 1-35653

Dear Mr. Horwitz:

Set forth below are the responses of Sunoco LP, a Delaware limited partnership (“Sunoco,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated October 8, 2015, with respect to Sunoco’s Form 10-K for the Fiscal Year ended December 31, 2014 filed with the Commission on February 27, 2015, File No. 001-35653 (our “Form 10-K”).

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Year Ended December 31, 2014 (Combined basis) Compared to Year Ended December 31, 2013, page 37

1.	We note your response to prior comment 1 and the disclosure you propose to include in future filings, quantifying the impact of push down accounting. You have stated the impact of push down accounting is not material and that the presentation and discussion of predecessor and successor periods would not provide more relevant context to investors. We believe additional disclosure, similar to that you have proposed, should be provided in the first paragraph within the Selected Financial Data section on page 29 and surrounding the Key Operating Metrics table presented on page 35, such as within footnote two to that table. The additional disclosures will clarify your presentation of a combined period and identify the impact of push down accounting as a result of the ETP Merger.

Mr. Ethan Horowitz

Branch Chief—Office of Natural Resources

United States Securities and Exchange Commission

October 20, 2015

Response: We acknowledge the Staff’s comment and propose to expand our disclosure in the Selected Financial Data section and the Key Operating Metrics table in future filings as requested by the Staff’s comment. In particular, using the year ended December 31, 2014 as an example of the discourse that we will include in future filings, we propose the following disclosure.

In the first paragraph within the Selected Financial Data section on page 29 of our Form 10-K, we propose to add the following underlined disclosure:

“Selected financial data set forth below is presented for periods prior to our IPO on September 25, 2012 and for the period from September 25, 2012 to August 31, 2014 prior to the ETP Merger (collectively the “Predecessor Period”). From September 1, 2014 to December 31, 2014, financial data is presented for the Partnership after the ETP Merger and under the application of “push down” accounting that required its assets and liabilities to be adjusted to fair value on August 31, 2014 (“Successor Period”). The following table sets forth selected financial data as of and for the periods indicated and has been derived from our audited historical consolidated financial statements. For the year ended December 31, 2014, we have combined the Predecessor Period and the Successor Period and presented the unaudited financial data on a combined basis for comparative purposes. This combination does not comply with generally accepted accounting principles or the rules for unaudited pro forma presentation, but is presented because we believe it provides the most meaningful comparison of our financial results. The impact from “push down” accounting related to the ETP Merger resulted in a $622.1 million net change in the fair value of the Partnership’s assets and liabilities and a $1.7 million increase in depreciation, amortization and accretion expense.”

We also propose to add an additional footnote to the Selected Financial Data table on page 30 of our Form 10-K to clarify the presentation of our “Combined” column for the year ended December 31, 2014. As an example, the footnote would read as follows:

“Reflects combined results of the Predecessor period from January 1, 2014 through August 31, 2014, and the Successor period from September 1, 2014 to December 31, 2014. The impact from “push down” accounting related to the ETP Merger resulted in a $622.1 million net change in the fair value of the Partnership’s assets and liabilities and a $1.7 million increase in depreciation, amortization and accretion expense. See Note 4 in the accompanying Notes to Consolidated Financial Statements.”

Mr. Ethan Horowitz

Branch Chief—Office of Natural Resources

United States Securities and Exchange Commission

October 20, 2015

In footnote two to the Key Operating Metrics table presented on page 35 of our Form 10-K, we propose to add the following underlined disclosure:

“(2) Reflects combined results of the Predecessor period from January 1, 2014 through August 31, 2014, and the Successor period from September 1, 2014 to December 31, 2014. The impact from “push down” accounting related to the ETP Merger resulted in a $1.7 million increase in depreciation, amortization and accretion expense. See Note 4 in the accompanying Notes to Consolidated Financial Statements.”

Finally, we will also provide disclosure in our Form 10-Q for the quarter ended September 30, 2015 (our “Form 10-Q”) similar to what we have proposed above. In particular we will provide a similar footnote to the Key Operating Metrics table presented in our Form 10-Q and similar disclosure elsewhere in our Form 10-Q where appropriate to provide context to our combined financial presentation and identify the impact of push down accounting related to the ETP Merger.

*******

Sunoco acknowledges the following:

1.	Sunoco is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Sunoco may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing to me at 832-234-3600 or Jon W. Daly at 713-220-3843.

Sincerely,

/s/ Clare McGrory
Clare McGrory
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Marci K. Donnelly, Associate General Counsel – Sunoco LP
Kathryn S. Cantlon, SEC Reporting Manager – Sunoco LP
Jon W. Daly, Partner – Andrews Kurth LLP
Kenneth Clay, Partner – Grant Thornton LLP
D. Glenn Terry, Partner – Ernst & Young LLP